UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

Commission File Number 000-50112

Pan American Gold Corporation

(Translation of registrant's name into English)

501-1540 West 2nd Avenue, Vancouver, BC V6J 1H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

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82 - ☐

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Pan American Gold Corporation

November 17, 2006

FOR IMMEDIATE RELEASE:

New Breccia-hosted Mineralization encountered at Huicicila Property, Nayarit, Mexico

Breccia-hosted, silver-base metal mineralization was encountered late in the 2006 field season at Huicicila and presents a strong secondary target for Pan American Gold Corporation (OTC BB: PNAMF) (the “Company” or “Pan American”) on the property. The new San Diego and Paola breccia bodies represent potential for a second style of mineralization in addition to the Huichapa gold quartz vein target designated for drilling in 2007.

The principal focus of the Company's 2007 exploration will be to verify the existence of Huichapa ore shoots as shown on old reserve plans and on the down dip extensions of the vein. In addition, the Company intends to prospect the vein along some 1500 meters along strike for additional 'ore shoots' of the Huichapa type. The mineralization was initially developed by ASARCO in 1926 and was reported to have a historic resource of 45,274 tons of 31.2 gm/ton gold, 401 gm/ton of 401 gm/ton silver, and 3.4% lead. Huichapa vein mineralization was encountered again in this year's exploration drilling in DDH-3 and in a surface outcrop.

DDH-3 was drilled vertically into the 60-70° dipping vein and followed the vein from 173 meters to the bottom of the hole at 201.9 meters. A true width calculation using a 20° core angle produced three intercepts, the strongest of which was 2.1 meters true width of 27.1 gms Au/tn from 182.55 - 188.6 meters uncorrected. The hole was drilled by the property owner, Grupo Anfaza, S.A. de C.V. and Servicio Geologico Mexicano, who provided exploration services.

San Diego Breccia

At San Diego, silica flooding and hairline quartz veinlets obscure breccated aphanitic rock in four outcrops that protrude through shallow soil and elluvial cover over a 20 x 30 meter area. San Diego is located approximately 700 meters southwest of the Huicicila #4 Level Portal on the west bank of Rio Huicicila.

In hand specimen, leached, oxidized, and sheared San Diego breccia consists of cobble to boulder sized, sub-rounded aphanite clasts in a dark gray, amorphous silica matrix. The breccia matrix bears 8-10% fine grained, limonite casts and medium grained boxwork suggesting mixed massive sulfides as protore. Massicot (lead oxide) paint coats fractures and fills voids. Both breccia clasts and matrix are laced by later hairline to 3 centimeter wide gray glassy quartz-limonite-breccia veinlets.

Assay returns from three samples of San Diego breccia show the following:

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Sample#	Description	Length x width	Au ppm	Ag ppm	Cu ppm	Pb ppm	Zn ppm
51983	San Diego quartz flooded outcrop	2x3 m grab	0.06	7.9	14	1995	150
51984	San Diego quartz flooded outcrop	4x2m chip panel	0.041	16.5	34	2700	2590
51985	San Diego quartz flooded outcrop	2.5x4m chip panel	0.08	8.4	98	1750	2970

Paola Breccia

At Paola, a series of limonite boxworked and stained, rubbly breccia outcrops trend north-south along Cerro Colorado ridge and were followed as breccia outcrops and boulders north from Paola for approximately 200 meters. Like San Diego, Paola is also located west of the Huicicila River, 1.4 kilometers west of the Miravalles mine's #4 portal and 700 meters east of the San Diego breccia.

Mineralized breccia outcrops and boulders are composed of gray, aphanitic, crusty rock that exhibits ghosts of breccia fragments through pervasive silicification of the original rock texture. Three to 10% open spaces as crusty vugs contribute to the rock’s porous, crusty texture. Locally limonite boxworks fill the open spaces suggesting the rock originally contained several percent massive and disseminated sulfide. A stockwork of 3-10 centimeter wide gray glassy quartz breccia veinlets cut both breccia and matrix.

Assay returns from four samples collected from breccia sub-crop at Paola are as follows:

Sample#	Description	Length x width	Au ppm	Ag ppm	Cu ppm	Pb ppm	Zn ppm
51987	Paola silic, vein Br	3x5m panel	0.334	18	18	1270	17
51988	Paola silic, vein Br	1x4m panel	0.149	48.1	55	8800	58
51989	Paola silic, vein Br	1x4m panel	0.007	6.6	14	798	14
51990	Paola silic, vein Br	1x2m grab	0.019	1.9	19	421	930

Eugene Schmidt, Vice President of Exploration for Pan American stated, "The San Diego and Paola breccias represent a very different and promising style of mineralization that we have not seen to date at Huicicila. It is extremely encouraging to find such interesting mineralization so early in our exploration effort at Huicicila."

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Both occurrences of breccia mineralization are targeted for fieldwork in the Company's 2007 District Exploration program. Pan American's exploration plans for 2007 are the subject of future press releases by the Company.

Quality control measures used in sampling and assaying are standard, the use of new 7x12” sample bags, storage of bags in a waterproof backpack arrived at the outcrop clean and dust free, removal of all jewelry by the sampler, chip sampling directly from the rock face into the sample bag, and the tagging, labeling and double tying of bags. A visual attempt was made to collect representative material rather than high grade.

The qualified person was the only person to handle fresh or bagged rock samples throughout the collection process. Samples were stored in the qualified person’s hotel room, transported in his vehicle, and delivered personally to the ALS Chemex Laboratory in Guadalajara Mexico. There was no external contact with the bags, samples, or shipment until they were in the hands of assay laboratory personnel.

The assaying of rock samples was done under the standards of ALS Chemex Laboratories. As published on their website, the laboratory meets or exceeds “CAN-P-4D (ISO/IEC 17025): General Requirements for the Competence of Testing and Calibration Laboratories (ISO/IEC 17025-1999)”. The samples were run using ME-ICP41 Multi-Element (Ag, Al, As, B, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sb, Sc, Sr, Ti, Tl, U, V, W, Zn) Determination by Aqua Regia Digestion and ICP-AES. Lead Collection Fire Assay and Atomic Absorption Spectrometry followed up higher-grade gold silver values with Au-AA Determination.

Pan American Gold Corporation is a Canadian-based mineral exploration company quoted on the OTC Bulletin Board (Symbol: PNAMF). Pan American is focused on enhancing shareholder value by identifying, exploring, and developing world-class resource projects with a current focus on properties in Mexico.

Eugene K. Schmidt is the qualified person for Pan American Gold Corporation as per National Instrument 43-101 requirements

For more information, please contact:

Investor Relations

604-738-3882 or 1-877-738-3882

Notice Regarding Forward Looking Statements

This news release contains “forward-looking statements”, as that term is defined in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Statements in this press release that are not purely historical are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Such forward-looking statements include, among others, the expectation and/or claim, as applicable, that: (i) the San Diego and Paola breccia bodies represent potential for a second style of mineralization; (ii) that the Huichapa gold quartz vein will be drilled in 2007; (iii) the principal focus of the 2007 exploration plan will be to verify the existence of Huichapa ore shoots; (iv) the Company intends to prospect the vein along 1,500

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meters along strike for additional ore shoots; and (v) Pan American is able to develop world-class resource projects.

Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others: (i) the inherent uncertainties and speculative nature associated with mineral exploration; (ii) changes in reserve estimates, if any; (iii) any number of events or causes which delay or cease exploration and development of Pan American’s property interests such as environmental liabilities, weather, mechanical failures, safety concerns, labour problems and financing problems; (iv) changes in economic conditions, adverse exchange rates and financial markets; (v) the risk that Pan American does not execute its business plan; (vi) the inability to retain key employees; (vii) changes in the prices of precious metals or other minerals Pan American acquires or produces; (viii) Pan American's inability to finance its operations or growth; and (ix) the inability to obtain all necessary government, environmental and regulatory approvals. These forward-looking statements are made as of the date of this news release and Pan American assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements. Although Pan American believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance those beliefs, plans, expectations, or intentions will prove to be accurate. Investors should consider all of the information set forth herein and should also refer to the risk factors disclosed in Pan American's periodic reports filed from time-to-time with the Securities and Exchange Commission and available at www.sec.gov.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

/s/ Steve Bajic

Steve Bajic,

President, CEO and Director

Date: November 17, 2006

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